EXHIBIT 99.1

STOCKERYALE INC.

32 Hampshire Road

Salem, NH. 03079

LETTER TO COMMISSION PURSUANT TO TEMPORARY NOTE 3T

March 27, 2002

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549-0408

Ladies and Gentlemen:

Pursuant to Temporary Note 3T to Article 3 of Regulation S-X, StockerYale Inc. has obtained a letter of representation from Arthur Andersen LLP (“Andersen”) stating that the December 31, 2001 audit was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Andersen to conduct the relevant portions of the audit.

Very truly yours,

StockerYale, Inc.

/s/ Francis J. O’Brien

Francis J. O’Brien
Executive Vice President and Chief Financial Officer